SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
(Amendment No. 2)
Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
Pride International, Inc.
(Name of Subject Company (issuer))
Pride International, Inc.
(Names of Filing Persons (issuer))
3 1/4% Convertible Senior Notes Due 2033
(Title of Class of Notes)
74153Q AC 6
74153Q AD 4
(CUSIP Number of Class of Notes)
W. Gregory Looser
Senior Vice President and General Counsel
Pride International, Inc.
5847 San Felipe, Suite 3300
Houston, Texas 77057
(713) 789-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copy to:
Tull R. Florey
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, Texas 77002-4995
(713) 229-1234

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on April 2, 2008 by Pride International, Inc. (the “Company”), as amended by Amendment No. 1 filed with the Securities and Exchange Commission on April 8, 2008 by the Company (as so amended, the “Schedule TO”), with respect to the right of each holder of the Company’s 3 1/4% Convertible Senior Notes due 2033 (the “Notes”) to sell and the requirement of the Company to purchase the Notes, upon the terms and subject to the conditions set forth in the Notes, the indenture governing the Notes and the Company Notice dated April 2, 2008. This Amendment No. 2 to the Schedule TO is intended to satisfy the filing and disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.
ITEMS 1, 4, 8 and 11.
     Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following thereto:
“The Option expired at 5:00 p.m., New York City time, on May 1, 2008. Based on information provided by the paying agent, as of the expiration time, written purchase notices for $15,000 in aggregate principal amount of notes had been validly delivered to the paying agent and not withdrawn. We have accepted all such notes for payment, and, in accordance with the terms of the indenture governing the notes, we have forwarded to the paying agent the appropriate amount of cash required to pay the total purchase price for the surrendered notes. The total amount of cash forwarded to the paying agent was $15,000. The paying agent will promptly distribute the cash to the holders. As of the close of business on May 1, 2008, after giving effect to the purchase of the notes pursuant to the Option and conversions of the notes effected as of such date, $296.5 million aggregate principal amount of notes remained outstanding.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 2, 2008

PRIDE INTERNATIONAL, INC.
By:	/s/ Steven D. Oldham
Steven D. Oldham
Vice President and Treasurer

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